EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2012

Excluding interest on deposits
Income before income tax expense	$13,981

Fixed charges:
Interest expense	4,529
One-third of rents, net of income from subleases (a)	279

Total fixed charges	4,808

Add: Equity in undistributed loss of affiliates	44

Income before income tax expense and fixed charges, excluding capitalized interest	$18,833

Fixed charges, as above	$4,808

Preferred stock dividends (pre-tax)	453

Fixed charges including preferred stock dividends	$5,261

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.58

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$5,261

Add: Interest on deposits	1,459

Total fixed charges including preferred stock dividends and interest on deposits	$6,720

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$18,833

Add: Interest on deposits	1,459

Total income before income tax expense, fixed charges and interest on deposits	$20,292

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.02

(a)	The proportion deemed representative of the interest factor.